FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated January 24, 2011
2.	Financial results for the quarter ended December 31, 2010
3.	Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 24, 2011	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 24, 2011

Performance Review – Quarter ended December 31, 2010

•
30.5% year-on-year increase in profit after tax to Rs. 1,437 crore (US$ 321 million) for the quarter ended December 31, 2010 (Q3-2011) from Rs. 1,101 crore (US$ 246 million) for the quarter ended December 31, 2009 (Q3-2010)

•	77.5% year-on-year increase in consolidated profit after tax to Rs. 2,039 crore (US$ 456 million) for Q3-2011 from Rs. 1,149 crore (US$ 257 million) for Q3-2010

•
36.0% year-on-year increase in consolidated profit after tax to Rs. 4,525 crore (US$ 1.0 billion) for the nine months ended December 31, 2010 (9M-2011) from Rs. 3,328 crore (US$ 744 million) for the nine months ended December 31, 2009 (9M-2010)

•	Current and savings account (CASA) ratio increased to 44.2% at December 31, 2010 from 39.6% at December 31, 2009

•	Net non-performing asset ratio declined to 1.16% at December 31, 2010 from 2.19% at December 31, 2009

•	Provision coverage ratio increased to 71.8% at December 31, 2010 from 69.0% at September 30, 2010 (51.2% at December 31, 2009)

•	Strong capital adequacy ratio of 19.98% and Tier-1 capital adequacy of 13.72%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2010.

Profit & loss account

•	Profit after tax increased 30.5% to Rs. 1,437 crore (US$ 321 million) for Q3-2011 from Rs. 1,101 crore (US$ 246 million) for Q3-2010.

•	Net interest income increased 12.3% to Rs. 2,312 crore (US$ 517 million) in Q3-2011 from Rs. 2,058 crore (US$ 460 million) in Q3-2010.

•	Fee income increased 14.3% to Rs. 1,625 crore (US$ 363 million) in Q3-2011 from Rs. 1,422 crore (US$ 318 million) in Q3-2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Operating expenses (including direct marketing agency expenses) increased 27.2% to Rs. 1,707 crore (US$ 382 million) in Q3-2011 from Rs. 1,342 crore (US$ 300 million) in Q3-2010, primarily due to costs relating to new branches added over the last year and full impact of cost of erstwhile Bank of Rajasthan (e-BOR) during the quarter.

•	Provisions decreased 53.6% to Rs. 465 crore (US$ 104 million) in Q3-2011 from Rs. 1,002 crore (US$ 224 million) in Q3-2010.

•	Profit after tax for 9M-2011 was Rs. 3,699 crore (US$ 827 million) compared to Rs. 3,019 crore (US$ 675 million) for 9M-2010.

Operating review

The Bank has continued with its strategy of pursuing profitable credit growth by leveraging on its improved fund mix, lower credit costs and efficiency improvement and cost rationalisation. In this direction, the Bank continues to leverage its expanded branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products. At December 31, 2010, the Bank had 2,512 branches, the largest branch network among private sector banks in the country.

Credit growth

Advances increased by 15.3% year-on-year to Rs. 206,692 crore (US$ 46.2 billion) at December 31, 2010 from Rs. 179,269 crore (US$ 40.1 billion) at December 31, 2009.

Deposit growth

Savings deposits increased by 26.5% year-on-year to Rs. 64,577 crore (US$ 14.4 billion) at December 31, 2010 from Rs. 51,054 crore (US$ 11.4 billion) at December 31, 2009 and the CASA ratio increased to 44.2% at December 31, 2010 from 39.6% at December 31, 2009.

Capital adequacy

The Bank’s capital adequacy at December 31, 2010 as per Reserve Bank of India’s guidelines on Basel II norms was 19.98% and Tier-1 capital adequacy was 13.72%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

Net non-performing assets decreased by 34.9% to Rs. 2,873 crore (US$ 643 million) at December 31, 2010 from Rs. 4,416 crore (US$ 988 million) at December 31, 2009. The Bank’s net non-performing asset ratio decreased to 1.16% at December 31, 2010 from 2.19% at December 31, 2009. The Bank’s provisioning coverage ratio computed in accordance with the RBI guidelines at December 31, 2010 was 71.8% compared to 51.2% at December 31, 2009.

Consolidated profits

Consolidated profit after tax of the Bank increased by 36.0% to Rs. 4,525 crore (US$ 1.0 billion) for 9M-2011 compared to Rs. 3,328 crore (US$ 744 million) for 9M-2010. Consolidated profit after tax for Q3-2011 increased by 77.5% to Rs. 2,039 crore (US$ 456 million) compared to Rs. 1,149 crore (US$ 257 million) for Q3-2010. This includes transfer of surplus in the non-participating policyholders' funds of ICICI Prudential Life Insurance Company (ICICI Life) on a quarterly basis, as compared to an annual basis as permitted earlier, as per Insurance Regulatory and Development Authority (IRDA) circular dated December 27, 2010. The Bank’s consolidated profit after tax for 9M-2011 and Q3-2011 include Rs. 384 crore (US$ 86 million) on account of this transfer.

Insurance subsidiaries

ICICI Life maintained its position as the largest private sector life insurer based on new business retail weighted received premium during April-November 2010. ICICI Life’s new business premium increased by 21.3% to Rs. 4,650 crore (US$ 1,040 million) in 9M-2011 from Rs. 3,833 crore (US$ 857 million) in 9M-2010. ICICI Life’s unaudited new business profit (NBP) in 9M-2011 was Rs. 579 crore (US$ 130 million). Assets held increased by 23.7% to Rs. 66,334 crore (US$ 14.8 billion) at December 31, 2010 from Rs. 53,619 crore (US$ 12.0 billion) at December 31, 2009. ICICI Life’s profit after tax for 9M-2011 was Rs. 513 crore (US$ 115 million). ICICI Life’s NBP and profit after tax for Q3-2011 were Rs. 100 crore (US$ 22 million) and Rs. 614 crore (US$ 137 million) respectively. ICICI Life’s profit after tax for 9M-2011 and Q3-2011 include Rs. 520 crore (US$ 116 million) on account of transfer of surplus in the non-participating policyholders' funds on a quarterly basis, as compared to an annual basis as permitted earlier, as per Insurance Regulatory and Development Authority (IRDA) circular dated December 27, 2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during 9M-2011 with a market share of 9.8%. ICICI General’s premium income in 9M-2011 increased by 29.4% to Rs. 3,250 crore (US$ 727 million) from Rs. 2,512 crore (US$ 562 million) in 9M-2010. ICICI General’s profit after tax was Rs. 210 crore (US$ 47 million) in 9M-2011 compared to Rs. 132 crore (US$ 30 million) in 9M-2010. ICICI General’s profit after tax for Q3-2011 was Rs. 74 crore (US$ 17 million).

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	FY2010	Q3-2010	9M-2010	Q2-2011	Q3-2011	9M-2011
Net interest income	8,114	2,058	6,079	2,204	2,312	6,507
Non-interest income	7,478	1,673	5,587	1,578	1,749	5,007
- Fee income	5,650	1,422	4,128	1,590	1,625	4,628
- Lease and other income	6471	2771	4741	132	103	398
- Treasury income	1,181	(26)	985	(144)	21	(19)
Less:
Operating expense	5,593	1,311	4,134	1,500	1,667	4,592
Expenses on direct market agents (DMAs)2	125	31	80	35	40	112
Lease depreciation	142	20	119	35	11	68
Operating profit	9,732	2,369	7,333	2,212	2,343	6,742
Less: Provisions	4,387	1,002	3,397	641	465	1,903
Profit before tax	5,345	1,367	3,936	1,571	1,878	4,839
Less: Tax	1,320	266	917	335	441	1,140
Profit after tax	4,025	1,101	3,019	1,236	1,437	3,699
1.	Includes profit of Rs. 203 crore related to transfer of merchant acquiring operations to new entity 81% owned by First Data.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Results for Q2-2011, Q3-2011 and 9M-2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.
4.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	March 31, 2010	December 31, 2009	December 31, 2010
Assets
Cash & bank balances	38,874	30,578	31,461
Advances	181,206	179,269	206,692
Investments	120,893	123,409	133,703
Fixed & other assets	22,427	22,972	21,041
Total	363,400	356,228	392,897
Liabilities
Net worth	51,618	52,240	55,429
- Equity capital	1,115	1,114	1,151
- Reserves	50,503	51,126	54,278
Deposits	202,017	197,653	217,747
CASA ratio	41.7%	39.6%	44.2%
Borrowings1	94,264	91,829	105,327
Other liabilities	15,501	14,506	14,394
Total	363,400	356,228	392,897
1.	Borrowings include preference shares amounting to Rs. 350 crore.
2.	Figures for December 31, 2010 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into oour operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 44.71

Item 2
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
 (Rs. in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,695.96	6,089.57	18,817.60	19,879.95	25,706.93
	a) Interest/discount on advances/bills	4,161.95	3,976.36	11,889.65	13,555.95	17,372.73
	b) Income on investments	2,121.23	1,691.33	5,695.91	4,895.42	6,466.35
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	95.35	108.08	275.71	494.48	624.99
	d) Others	317.43	313.80	956.33	934.10	1,242.86
2.	Other income	1,748.79	1,673.14	5,007.23	5,586.81	7,477.65
3.	TOTAL INCOME (1)+(2)	8,444.75	7,762.71	23,824.83	25,466.76	33,184.58
4.	Interest expended	4,384.22	4,031.48	12,310.43	13,800.53	17,592.57
5.	Operating expenses (e)+(f)+(g)	1,717.92	1,362.39	4,771.78	4,332.94	5,859.83
	e) Employee cost	760.47	427.02	1,960.32	1,343.09	1,925.79
	f) Direct marketing expenses	40.46	31.31	111.75	79.71	125.48
	g) Other operating expenses	916.99	904.06	2,699.71	2,910.14	3,808.56
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	6,102.14	5,393.87	17,082.21	18,133.47	23,452.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,342.61	2,368.84	6,742.62	7,333.29	9,732.18
8.	Provisions (other than tax) and contingencies	464.27	1,002.16	1,903.23	3,397.11	4,386.86
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,878.34	1,366.68	4,839.39	3,936.18	5,345.32
11.	Tax expense (h)+(i)	441.32	265.62	1,140.12	916.77	1,320.34
	h) Current period tax	570.33	463.13	1,580.53	1,258.47	1,600.78
	i) Deferred tax adjustment	(129.01)	(197.51)	(440.41)	(341.70)	(280.44)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES (10)–(11)	1,437.02	1,101.06	3,699.27	3,019.41	4,024.98
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,437.02	1,101.06	3,699.27	3,019.41	4,024.98
15.	Paid-up equity share capital (face value Rs. 10/-)	1,151.47	1,114.17	1,151.47	1,114.17	1,114.89
16.	Reserves excluding revaluation reserves	54,277.68	51,126.33	54,277.68	51,126.33	50,503.48
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..
	ii) Capital adequacy ratio	19.98%	19.40%	19.98%	19.40%	19.41%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	12.48	9.89	32.64	27.12	36.14
	b) Diluted EPS before and after extraordinary items, net of tax expenses (not annualised for quarter/period) (in Rs.)	12.41	9.84	32.48	27.01	35.99

 (Rs. in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
18.	NPA Ratio1,2
	i) Gross non-performing advances (net of write-off)	10,186.62	8,925.55	10,186.62	8,925.55	9,480.65
	ii) Net non-performing advances	2,872.74	4,356.83	2,872.74	4,356.83	3,841.11
	iii) % of gross non-performing advances (net of write-off) to gross advances	4.75%	4.84%	4.75%	4.84%	5.06%
	iv) % of net non-performing advances to net advances	1.39%	2.43%	1.39%	2.43%	2.12%
19.	Return on assets (annualised)	1.46%	1.27%	1.31%	1.13%	1.13%
20.	Public shareholding
	i) No. of shares	1,151,422,189	1,114,131,968	1,151,422,189	1,114,131,968	1,114,845,314
	ii) Percentage of shareholding	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
	ii) Non-encumbered	..	..	..	..	..
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the bank)	..	..	..	..	..
1.
At September 30, 2010, the gross non-performing advances (net of write-off) were Rs. 10,141.16 crore (June 30, 2010: Rs. 9,829.03 crore) and the net non-performing advances were Rs. 3,145.23 crore (June 30, 2010: Rs. 3,456.18 crore). At September 30, 2010, the percentage of gross non-performing advances (net of write-off) to gross advances (net of write-off) was 5.03% (June 30, 2010: 5.14%) and percentage of net non-performing advances to net advances was 1.62% (June 30, 2010: 1.87%).

2.
At December 31, 2010, the percentage of gross non-performing customer assets to gross customer assets was 3.99% and net non-performing customer assets to net customer assets was 1.16%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	December 31, 2010	December 31, 2009	March 31, 2010
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,151.47	1,114.17	1,114.89
Reserves and surplus	54,277.68	51,126.33	50,503.48
Deposits	217,746.83	197,652.94	202,016.60
Borrowings (includes preference shares and subordinated debt)	105,326.58	91,828.63	94,263.57
Other liabilities	14,394.40	14,506.28	15,501.17
Total Capital and Liabilities	392,896.96	356,228.35	363,399.71

Assets
Cash and balances with Reserve Bank of India	18,134.62	18,044.05	27,514.29
Balances with banks and money at call and short notice	13,325.99	12,534.19	11,359.40
Investments	133,702.67	123,408.81	120,892.80
Advances	206,692.01	179,269.09	181,205.60
Fixed assets	4,730.73	3,301.55	3,212.69
Other assets	16,310.94	19,670.66	19,214.93
Total Assets	392,896.96	356,228.35	363,399.71

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	March 31, 2010
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	15,415.85	14,176.84	43,415.71	43,387.75	59,599.77
2.	Net profit	2,039.40	1,148.66	4,525.34	3,328.49	4,670.29
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for quarter/period) (in Rs.)	17.72	10.31	39.92	29.89	41.93
	b) Diluted EPS (not annualised for quarter/period) (in Rs.)	17.57	10.26	39.66	29.75	41.72

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended
		December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	March 31, 2010
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	3,969.36	4,272.94	11,740.92	13,706.20	17,724.41
b	Wholesale Banking	5,022.99	4,378.46	13,863.06	15,013.62	19,254.13
c	Treasury	6,189.25	5,556.84	17,305.39	19,323.85	24,797.80
d	Other Banking	126.48	68.50	330.96	307.62	437.57
	Total revenue	15,308.08	14,276.74	43,240.33	48,351.29	62,213.91
	Less: Inter segment revenue	6,863.33	6,514.03	19,415.50	22,884.53	29,029.33
	Income from operations	8,444.75	7,762.71	23,824.83	25,466.76	33,184.58
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	(127.86)	(231.97)	(461.93)	(991.19)	(1,333.51)
b	Wholesale Banking	1,306.60	1,067.92	3,447.12	2,593.55	3,645.10
c	Treasury	653.32	469.72	1,740.44	2,167.42	2,788.64
d	Other Banking	46.28	61.01	113.76	166.40	245.09
	Total segment results	1,878.34	1,366.68	4,839.39	3,936.18	5,345.32
	Unallocated expenses	..	..	..	..	..
	Profit before tax	1,878.34	1,366.68	4,839.39	3,936.18	5,345.32
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(82,322.44)	(41,176.77)	(82,322.44)	(41,176.77)	(44,905.31)
b	Wholesale Banking	72,734.56	25,695.90	72,734.56	25,695.90	26,929.31
c	Treasury	58,225.70	61,258.48	58,225.70	61,258.48	63,238.40
d	Other Banking	632.94	637.38	632.94	637.38	470.63
e	Unallocated	6,158.39	5,798.51	6,158.39	5,798.51	5,885.34
	Total	55,429.15	52,240.50	55,429.15	52,240.50	51,618.37

Notes on segmental results:
1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

3.
Insurance Regulatory and Development Authority (IRDA) has issued a clarification dated December 27, 2010 stating that the surplus arising on the non-participating policyholders’ funds may be recognised in the profit and loss account on a quarterly basis instead of only at financial year-end. Consequent to this clarification, ICICI Prudential Life Insurance Company (ICICI Life) has transferred the surplus on the non-participating policyholders’ funds in the profit and loss account during the nine months ended December 31, 2010 (9M-2011). Accordingly, the net profit after tax of ICICI Life of Rs. 512.69 crore for 9M-2011 and Rs. 613.68 crore for the quarter ended December 31, 2010 (Q3-2011) includes Rs. 519.86 crore on account of transfer of surplus from non-participating policyholders’ funds for 9M-2011. The Bank’s consolidated net profit after tax for 9M-2011 and for Q3-2011 includes Rs. 384.12 crore on account of transfer of surplus from non-participating policyholders’ funds for 9M-2011.

4.
The provision coverage ratio of the Bank at December 31, 2010, computed as per the RBI circular dated December 1, 2009, is 71.8% (September 30, 2010: 69.0%, June 30, 2010: 64.8% and March 31, 2010: 59.5%). The Bank has been permitted by RBI to achieve the stipulated level of 70% in a phased manner by March 31, 2011.

5.	During the three months ended December 31, 2010, the Bank has allotted 642,482 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints/grievances for the three months ended December 31, 2010:
Opening balance	Additions	Disposals	Closing balance
0	25	25	0
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on January 24, 2011.
9.
The above unconsolidated financial results for the three months and the nine months ended December 31, 2010 are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants. The unconsolidated financial results for the year ended March 31, 2010 have been audited by another firm of chartered accountants.

10.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : January 24, 2011	Executive Director & CFO

Item 3

Chartered Accountants	6th Floor, Express Towers Nariman Point Mumbia 400 021, India

Tel: +91 22 6657 9200 Fax: +91 22 2287 6401

Auditor’s Report on Quarterly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended December 31, 2010 and the year-to-date results for the period April 1, 2010 to December 31, 2010, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as the year-to-date financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, subject to non-transfer of profit to various reserves, which is done at the end of the year.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 819,520.2 million as at December 31, 2010, the total revenue of Rs. 11,209 million for the quarter ended December 31, 2010 and Rs. 30,849.3 million for the nine months ended December 31, 2010 and net cash flows amounting to Rs. 63,150.3 million for the quarter ended December 31, 2010 and Res. 54,216.7 for the nine months ended December 31, 2010. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year-to-date results:
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the quarter ended December 31, 2010 as well as the year to date results for the period from April 1, 2010 to December 31, 2010.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

S R Batliboi & Co.
For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; January 24, 2011